The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Summer Street, Floor 7

SUM0703

Boston, MA 02111

November 3, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Samantha Brutlag

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. – Registration Nos. 33-22884 and 811-05577

(the “Registrant”)

Dear Ms. Brutlag:

This letter is in response to your comments provided via telephone on October 16, 2017, regarding Post-Effective Amendment No. 97 to the Registrant’s registration statement for the new Quantitative U.S. Large Cap Value Equity Portfolio and Quantitative U.S. Small Cap Equity Portfolio (each, a “Portfolio and together, the “Portfolios”), filed with the Securities and Exchange Commission (“SEC”) on August 30, 2017:

1.	Comment: Whenever a comment is made for a particular Portfolio, it should be considered applicable to similar disclosure included for the other Portfolio.

Response: The Registrant confirms that it will consider the SEC staff’s (“SEC Staff”) comments in all aspects of the disclosure to which they apply.

2.	Comment: In the sections entitled “Principal Investment Strategies” in each summary section of the prospectus, it states that each Portfolio “…invests at least 80% of the value of its net assets (including borrowings for investment purposes) in equity securities, such as common stocks…” Please confirm whether convertible securities are part of either Portfolio’s 80% basket of equity securities. If convertible securities are part of either Portfolio’s 80% basket of equity securities, the SEC Staff notes that a convertible security is only counted as an equity security for purposes of the 80% policy if the convertible security is “in the money” at the time of purchase. The SEC Staff also notes that, if the convertible security was “in the money” at the time of purchase, any subsequent change to “out of the money” would not require the convertible security to be excluded from the 80% basket.

Response: Glenmede Investment Management LP (the “Advisor”) has informed the Registrant that convertible securities are not part of either Portfolio’s 80% basket of equity securities.

3.	Comment: In the sections entitled “Fees and Expenses of the Portfolio” in each summary section of the prospectus, please disclose in the footnotes to each Portfolio’s respective fee table that only the Registrant’s Board of Directors can terminate the contractual fee waiver agreement with the Advisor before February 28, 2019. Additionally, please confirm whether the Advisor will be entitled to collect from either Portfolio or make a claim for waived fees or reimbursed expenses at any time in the future.

Response: The Registrant will revise the disclosure to add that the contractual fee waiver may not be terminated without the approval of the Registrant’s Board of Directors. The Registrant confirms that the Advisor is not entitled to collect from either Portfolio or make a claim for waived fees or reimbursed expenses at any time in the future.

4.	Comment: If either Portfolio may invest in other types of equity securities besides common stocks as part of its principal investment strategy, please identify them by type in the prospectus, as applicable.

Response: The Advisor has informed the Registrant that investing in other types of equity securities besides common stocks is not part of either Portfolio’s principal investment strategy. The Registrant will revise the first sentence of the first paragraph of the sections entitled “Principal Investment Strategies” in each summary section of the prospectus to clarify that the only equity securities that either Portfolio will purchase as part of its principal investment strategy are common stocks.

5.	Comment: In the sections of the prospectus describing the principal investment strategies, please revise the disclosure to indicate that each Portfolio invests at least 80% of the value of its respective net assets (including borrowings for investment purposes) in equity securities of companies that are economically tied to the U.S., and disclose the specific criteria used by each Portfolio to determine that a company is economically tied to the U.S., pursuant to the requirements of the “names rule” under Rule 35d-1(a)(3) of the Investment Company Act of 1940, as amended.

Response: The Registrant will make the requested change by revising the first paragraph of the sections entitled “Principal Investment Strategies” in each summary section of the prospectus as follows:

Quantitative U.S. Large Cap Value Equity Portfolio

“Using quantitative analysis, under normal market circumstances, the Portfolio invests at least 80% of the value of its net assets (including borrowings for investment purposes) in common stocks of large cap companies tied economically to the U.S. The Advisor considers a company to be tied economically to the U.S. if the company: 1) is organized under the laws of the U.S., 2) maintains its principal place of business in the U.S., 3) is traded principally in the U.S. or 4) at the time of purchase, is included in a U.S. equity index managed by S&P Global Ratings (“S&P”) or FTSE Russell (“Russell”). Large cap companies include companies with market capitalizations, at the time of purchase, within the market capitalization range of any stock in the Russell 1000® Value Index. That capitalization range was $2.4 billion to $813.9 billion as of May 12, 2017.”

Quantitative U.S. Small Cap Equity Portfolio

“Using quantitative analysis, under normal market circumstances, the Portfolio invests at least 80% of the value of its net assets (including borrowings for investment purposes) in common stocks of small cap companies tied economically to the U.S. The Advisor considers a company to be tied economically to the U.S. if the company: 1) is organized under the laws of the U.S., 2) maintains its principal place of business in the U.S., 3) is traded principally in the U.S. or 4) at the time of purchase, is included in a U.S. equity index managed by S&P or Russell. Small cap companies include companies with market capitalizations, at the time of purchase, within the market capitalization range of any stock in the Russell 2000® Index. That capitalization range was $144 million to $4.4 billion as of May 12, 2017.”

6.	Comment: In the sections of the prospectus describing the principal investment risks, please consider revising the Value Style Risk disclosure to add language regarding the risk that the value investment style could fall out of favor.

Response: The Registrant will revise the Value Style Risk disclosure as follows: “Although the Portfolio invests in stocks the Advisor believes to be undervalued, there is no guarantee that the prices of these stocks will not move even lower. In addition, the value investment style can shift into and out of favor with investors, depending on market and economic conditions. As a result, the Portfolio may at times outperform or underperform other funds that invest more broadly or employ a different investment style.”

7.	Comment: Please confirm whether investing in repurchase agreements is a principal investment strategy of either Portfolio. If so, please include related disclosure in the sections entitled “Principal Investment Strategies” in each summary section of the prospectus. If not, please move the repurchase agreements disclosure to the section of the prospectus entitled “Objective, Principal Strategies and Risks – Other Types of Investments.”

Response: The Advisor has informed the Registrant that investing in repurchase agreements is not a principal investment strategy of either Portfolio. Therefore, the Registrant will move the repurchase agreements disclosure to the section of the prospectus entitled “Objective, Principal Strategies and Risks – Other Types of Investments.”

8.	Comment: In the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus, please consider revising the first sentence of the first paragraph to clarify that “Advisor” refers to Glenmede Investment Management LP.

Response: The Registrant will make the requested change by revising the first sentence of the first paragraph in the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” as follows: “The portfolio managers for the Quantitative U.S. Large Cap Value Equity Portfolio are employees of the Advisor (Glenmede Investment Management LP, as defined above).”

9.	Comment: In the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus, please consider revising the first sentence of the second paragraph to clarify that the performance information relates to the Advisor’s management of substantially similar accounts, not the portfolio managers’ management of substantially similar accounts.

Response: The Registrant will make the requested change.

10.	Comment: In the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus, please consider revising the second and third sentences of the first paragraph to clarify that the performance information relates to all the separate accounts that have investment objectives, policies and strategies the Advisor believes are substantially similar to the Quantitative U.S. Large Cap Value Equity Portfolio, and have been managed in substantially the same way that the Quantitative U.S. Large Cap Value Equity Portfolio is to be managed by the Advisor.

Response: The Registrant will make the requested change by revising the second and third sentences of the first paragraph as follows: “The table below sets forth the average annual returns of all separate accounts (referred to in the aggregate as the “Quantitative U.S. Large Cap Value Equity Composite”) managed by the portfolio managers on behalf of the Advisor that have investment objectives, policies and strategies the Advisor believes are substantially similar to the Quantitative U.S. Large Cap Value Equity Portfolio, and have been managed in substantially the same way that the Quantitative U.S. Large Cap Value Equity Portfolio is to be managed by the Advisor.”

11.	Comment: Please confirm that, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Advisor will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance composite utilized in the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus.

Response: The Advisor has informed the Registrant that, as required by Rule 204-2(a)(16) of the Advisers Act, the Advisor will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance composite utilized in the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus.

12.	Comment: Please confirm that, in the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus, the adjustments to the total annual returns of the composite to assume the deduction of all expenses and fees of the Quantitative U.S. Large Cap Value Equity Portfolio, has not resulted in the annual returns of the composite being higher than the returns would have been absent those adjustments.

Response: The Advisor has informed the Registrant that the adjustments to the total annual returns of the composite has not resulted in the annual returns of the composite being higher than the returns would have been absent those adjustments.

13.	Comment: Please confirm that, in the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus, the average annual returns of the Quantitative U.S. Large Cap Value Equity Composite shown are net of all fees and expenses.

Response: The Advisor has informed the Registrant that, in the section entitled “Advisor Prior Performance Information for the Quantitative U.S. Large Cap Value Equity Portfolio” in the prospectus, the average annual returns of the Quantitative U.S. Large Cap Value Equity Composite shown are net of all fees and expenses.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick

Bernard Brick